UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Exact name of registrant as specified in its charter
State or other jurisdiction of incorporation
Commission	Address of principal executive offices	IRS Employer
File Number	Name and telephone number, including area code, of the person to contact in connection with this report	Identification No.
001-14881	BERKSHIRE HATHAWAY ENERGY COMPANY	94-2213782
(An Iowa Corporation)
1615 Locust Street
Des Moines, Iowa 50309-3037

Chris M. Bowersox
Vice President and Controller, Policy and External Reporting
515-242-4300

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01     Resource Extraction Issuer Disclosure and Report

This Specialized Disclosure Report on Form SD is furnished pursuant to Rule 13q-1 under the Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2025.

Disclosure of Payments by Resource Extraction Issuers

Berkshire Hathaway Energy Company ("BHE") is a resource extraction issuer controlled by Berkshire Hathaway Inc. ("Berkshire"). Pursuant to Instruction 1 to Item 2.01 of Form SD, the disclosure required by Item 2.01 with respect to BHE was submitted to the U.S. Securities and Exchange Commission in the Form SD furnished by Berkshire on September 25, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BERKSHIRE HATHAWAY ENERGY COMPANY
Date: September 25, 2026
/s/ Terrell K. Crews II
Terrell K. Crews II
Senior Vice President and Chief Financial Officer
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